Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

ON AUGUST 8, 2006, JOHN KELLEY, PRESIDENT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF McDATA CORPORATION, A DELAWARE CORPORATION (“McDATA”), DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO McDATA’s MANAGERS:

Managers in the Know Newsflash: Acquisition Information

For Internal Distribution Only

Managers,

As we announced earlier this morning, attached is some additional information regarding the acquisition of McDATA by Brocade. Enclosed you’ll find three documents. The first is a presentation that covers some highlights of the deal and what you need to do today. The second document is a one-page fact sheet you can reference with your teams. We’ve also included a starting point of a Q&A that will be refined as additional answers are known. Please share this information with your team.

During this transition, it’s important to keep your Team Members focused on the tasks at hand. We still need to serve our customers and keep our focus on growing revenue. Now more than ever it’s critical that we operate with the same momentum and determination. We must compete to win versus everyone, including Brocade.

As Team Members have questions, encourage them to utilize the Speaker Box, which will be our central location for collecting all questions related to the acquisition. Although we may not know answers to many of them, we will get answers when we can. We just ask that Team Members be patient knowing that we will get information to them once it’s available.

I know that times of uncertainty like this can be challenging and difficult. You have our commitment that we will get you direct and candid information when we can, and we will make every attempt to keep you informed as leaders of the business.

Thank you for your commitment and your leadership.

Regards,

John

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus

carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.